

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Vladimir Vasilenko
Chief Executive Officer
Global Warming Solutions, Inc.
17891 McPhail Rd
Ontario, KOC 1S0 Canada

> **Re: Global Warming Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed February 16, 2021**
> **File No. 000-53170**

Dear Mr. Vasilenko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed February 16, 2021

Item 1. Business
Recent Transactions, page 5

1.   We note that you have only partially responded to our prior comment 1, and re-issue the comment in part. Please disclose how you are financing the development of your ECO APP, as well as your project pertaining to the "mobile system for the production of hydrogen and electric energy during the movement of automobiles."

Business Strategy
Industry Overview
Cannabidiol (CBD) Industry, page 7

2.   We note your revised disclosure in response to prior comment 2, and partially re-issue

the comment. Please amend your Business disclosure to include a detailed description of the current legal status of the CBD products sold on your website, including hemp-derived CBD products. For instance, please provide additional detail surrounding the regulation of hemp-derived CBD products in the United States at the federal level and the risks of regulatory oversight involved therewith. In this regard, please ensure you discuss regulation of hemp-derived CBD products under the Federal Food, Drug and Cosmetic Act. Please also revise your Business section to address government approval of your CBD products, including your hemp-derived CBD products. In addition, please include risk factor disclosure related to the regulatory requirements applicable to your CBD products to address the potential impact of federal and state laws related to the selling of your CBD related products, including your hemp-derived CBD products. See Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

Description of Business
Principal Products, page 8

3.   We note your response and amended disclosures pertaining to our prior comment 6, and re-issue the comment in part. Please expand the disclosure in your Principal Products section on page 8 to include a more fulsome description of your principal products, beyond "All products are CBD/hemp based products." In this regard, please identify the specific "CBD/hemp based products" that are sold on your website. Please also clarify whether any of your current products contain, or your future products will contain, greater than 0.3% THC.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 25

4.   We note your revisions to the beneficial ownership table in response to prior comment 12, and re-issue the comment in part. Please revise the beneficial ownership table on page 25 to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Paramount Trading Company.

Item 13. Financial Statements and Supplementary Data, page F-1

5.   Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Trade & Services

cc: Carl G. Hawkins, Esq.